

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Hilton H. Schlosberg
Vice Chairman and President
New Laser Corporation
1 Monster Way
Corona, California 92879

> **Re:** **New Laser Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 12, 2015**
> **File No. 333-201839**

Dear Mr. Schlosberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 27, 2015 letter.

Terms of the Transactions, page 12

Other Agreements, page 33

Escrow Agreement, page 33

1. We note your response to comment 4 and have reviewed the escrow agreement. Please disclose the target case sales. In addition, Section 2.(a) of Exhibit A to the Form of Escrow Agreement (the Form of Transition Payment Agreement) refers to another Exhibit A, Case Sales represented by each of the Transferred Territories for the year ended December 31, 2013. Please file the latter Exhibit A.

Material US Federal Income Tax Consequences of the Transactions, page 38

2. Please revise the disclosure in this section to clearly identify and articulate the opinion being rendered.

Monster Beverage Corporation and Subsidiaries Unaudited Pro forma Condensed Combined Financial Information, page 40

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 45

3. We note your responses to our prior comments 14 and 15 but do not believe that the revisions made to the pro forma financial information were fully responsive to our prior comments. Please revise the introductory paragraph or the notes to the pro forma financial information to explain why you believe achievement of the milestones required under the escrow arrangement as described on page 33 of the registration statement is factually supportable and a receivable for the full $625 million should be recorded in your pro forma balance sheet. Your revised disclosure should be presented in a level of detail consistent with that provided in your response to our prior comment 15.

4. In a related matter, given that you are currently pursuing arbitration with 65 independent distributors that have challenged your right to terminate their distribution agreements and/or the amount of compensation owed to them as described in the last paragraph on page 9 under "Risk Factors", please explain how these pending arbitration proceedings were considered in your determination that collection of the full $625 million to be placed in escrow, and released upon achievement of the related transition milestones, is factually supportable.

3. Preliminary Transaction Consideration Allocation, page 46

5. We note from your response to prior comment 21 that you have not yet determined what your reportable segments will be following the Transactions and therefore you are currently unable to provide expected goodwill by reportable segment. However we also note from page 110 of the 10-K for the year ended December 31, 2014 filed on March 2, 2015 by Monster Beverage Corporation that following the consummation of the TCCC Transaction, you anticipate you will have two operating and reporting segments which are Concentrate and Finished Products. Please clarify why you cannot determine the amount of goodwill to be allocated to each of these segments or revise accordingly in your next amendment to the registration statement.

6. We note from your revised disclosure on page 48 in response to our prior comment 22 that you used a 20% expected change in your stock price in your sensitivity analysis. We also note from your disclose on page 104 of Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 by Monster Beverage Corporation that the expected volatility of your stock was 41.4%, 47.5% and 48.1% for the years 2014, 2013 and 2012,

respectively. Please clarify for us why you believe the 20% used in the sensitivity is reasonable in light of the significantly higher volatility associated with your common shares.

7. We note the disclosures that have been added to pages 48 and 49 in response to our prior comment 18. However, based on your revised disclosures, we are still unclear as to how the value assigned to the 22.3 million shares issued to TCCC for cash was determined. Please revise Note 3 to clearly explain how the fair value of these shares was determined. If a valuation other than the quoted market price of the Company's common shares was used, please explain in further detail your basis or rationale for the valuation used.

8. In a related matter, please explain why the preliminary fair value of KO Energy as described in fifth paragraph on page 48 of $862 million, which approximated the negotiated price for KO Energy based on the closing market price of the Company's common stock on August 14, 2014 of $71.65 per share, does not agree to the amount reflected in the allocation schedule included as Exhibit K to the Transaction Agreement dated August 14, 2014.

Note 4. Pro Forma Adjustments and Assumptions, page 49

9. Refer to footnote K – Please revise footnote K to indicate that the value of the Company's common shares to be issued to KO Energy is approximately $140.69 per share, the closing price of the Company's common stock on March 3, 2015, consistent with the disclosure provided on page 48 in Note 3.

10. Refer to footnote O – We note the changes made to pages 53 and 54 in response to our prior comment 28 but do not believe the changes made were fully responsive to our comment. As previously requested, please revise to disclose the significant assumptions that were used to calculate or determine the portion of adjustment 4O that related to sales commissions, net of certain marketing expense reimbursements in the amount of $18,300. Also, please explain how these expenses are "contractually part of the Transactions" as you have disclosed on page 54.

Exhibits

11. We note that you have filed the coordination and distribution agreements as exhibits to Exhibit 2.1. However, we note that the agreements are missing exhibits, schedules and/ or attachments. Similarly, we note the reference to the Beverage Bases Schedule to Exhibit I. Please file these exhibits in their entirety or advise why you believe they are not required to be filed.

12. We note your response to comment 37. Please provide a more detailed analysis regarding the distribution agreements referenced in Exhibit 2.1 as Exhibits G, H-1 and H-2 to Exhibit 2.1. Please clarify whether these agreements will be entered into with companies controlled or owned by TCCC. If so, provide additional analysis. Provide additional analysis regarding Exhibit D to Exhibit 2.2.

Exhibit 3.4

13. We note that the form of amended and restated by-laws contains an exclusive forum clause. In an appropriate location in the prospectus, please disclose the existence of this provision and its effect on investors.

Exhibit 8.1

14. Please revise the tax opinion to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of named counsel. For guidance See SLB 19 Section III.B.2 and III.C.2.

You may contact Steve Lo at (202) 551-3394 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert A. Profusek, Esq.
    Jones Day